UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number: 001-40207
Waldencast plc
(Translation of Registrant’s name into English)
10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
Waldencast plc (the “Company”) is furnishing this Form 6-K to provide six-month interim financial statements for the period ended June 30, 2023 (“H1 2023 Interim Financials”). A copy of the press release for the period ended June 30, 2023 and the H1 2023 Interim Financials is furnished as Exhibit 99.1 and Exhibit 99.2, respectively to this Current Report on Form 6-K.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated March 20, 2024
99.2	Waldencast plc Unaudited Interim Consolidated Financial Statements as of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and June 30, 2022

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: March 20, 2024	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer and Interim Chief Financial Officer
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